UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 02, 2017

On May 2nd, 2017, at 9 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members, to decide on the following Agenda:

To Elect, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers: as Chief Executive Officer, Mr. Sergio Agapito Lires Rial, Brazilian citizen, single, economist, bearer of the identity card RG nº 04.621.473-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 595.644.157-72; as Senior Vice-President Executive Officers, Messrs. Conrado Engel, Brazilian citizen, married, engineer, bearer of the identity card RG nº 12.849.016-7 SSP/PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) n° 025.984.758-52; and José de Paiva Ferreira, Portuguese citizen, married, business administrator, bearer of identity card RNE nº W274948-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) n° 007.805.468-06; as Vice-President Executive Officer and Investors Relations Officer, Mr. Angel Santodomingo Martell, Spanish citizen, married, economist, bearer of the identity card RNE nº G033621-T, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 237.035.738-05; as Vice-President Executive Officers, Messrs. Alexandre Silva D´Ambrosio, Brazilian citizen, married, lawyer, bearer of the identity card RG nº 7.124.595-9 SSP/SP, enrolled with the Individual Taxpayers’ Roll (“CPF/MF”) nº 042.170.338-50; Antonio Pardo de Santayana Montes, Spanish citizen, married, economist, bearer of the identity card RNE nº V569506-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 233.431.938-44; Carlos Rey de Vicente, Spanish citizen, married, lawyer, bearer of the identity card RNE nº V952766Z, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 236.413.938-41; Jean Pierre Dupui, Brazilian citizen, married, economist, bearer of the identity card RG nº 0.482.407-5 SSP/AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 314.645.212-04; João Guilherme de Andrade So Consiglio, Brazilian citizen, married, economist, bearer of the identity card RG nº 16.602.546-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 119.038.148-63; Juan Sebastian Moreno Blanco, Spanish citizen, married, business administrator, bearer of the identity card RNE nº G042010-K, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 236.836.698-96; Manoel Marcos Madureira, Brazilian citizen, married, engineer, bearer of the identity card RG nº 5.948.737 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 885.024.068-68; and Vanessa de Souza Lobato Barbosa, Brazilian citizen, married, business administrator, bearer of the identity card RG nº MG-4.375.275 SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  nº 758.525.866-68; as Executive Officers: Messrs. Jose Alberto Zamorano Hernandez, Spanish citizen, married, business administrator, bearer of the identity card RNE nºV348509-0, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 058.006.547-27; José Roberto Machado Filho, Brazilian citizen, married, engineer, bearer of the identity card RG nº 17.421.547-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 116.001.028-59; and Maria Eugênia Andrade Lopez Santos, Brazilian citizen, married, economist, bearer of the identity card RG nº 00808680-02 SSP/BA, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 386.776.525-15; and as Officers without specific designation: Messrs. Alexandre Grossmann Zancani, Brazilian citizen, married, bachelor of engineer, bearer of the identity card RG nº 27.561.321-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 288.246.148-84; Amancio Acúrcio Gouveia, Brazilian citizen, married, accounting officer, bearer of the identity card RG nº 52.782.974-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 735.075.127-34; Ana Paula Nader Alfaya, Brazilian citizen, married, advertiser, bearer of the identity card RG nº 21.753.753-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 173.334.338-54; André de Carvalho Novaes, Brazilian citizen, married, economist, bearer of the identity card RG nº 39.843.813 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 005.032.677-59; Cassio Schimitt, Brazilian citizen, married, economist, bearer of the identity card RG nº 54.623.554-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 581.099.430-04; Cassius Schymura, Brazilian citizen, married, engineer, bearer of the identity card RG nº 06.370.639-4 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 813.530.307-68; Ede Ilson Viani, Brazilian citizen, married, accountant, bearer of the identity card RG nº 17.488.375 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 064.923.468-58; Felipe Pires Guerra de Carvalho, Brazilian citizen, married, production engineer, bearer of the identity card RG nº 58.040.511-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 053.214.437-69; Flávio Tavares Valadão, Brazilian citizen, married, engineer, bearer of the identity card RG nº 10.285.508-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 710.852.627-15; Gilberto Duarte de Abreu Filho, Brazilian citizen, married, engineer, bearer of the identity card RG nº 22.884.756-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 252.311.448-86; Igor Mario Puga, Brazilian citizen, divorced, publicist, bearer of the identity card RG nº 32.177.078-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 226.258.728-02; Luis Guilherme Mattoso de Oliem Bittencourt, Brazilian citizen, married, engineer, bearer of the identity card RG nº 24.855.630 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 154.184.778-46; Luiz Masagão Ribeiro Filho, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 24.105.527 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 214.670.788-75; Marcelo Malanga, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 18.120.214 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº

[Free English Translation]

126.359.808-02; Marcelo Zerbinatti, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 23.854.966-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 136.738.758-25; Marino Alexandre Calheiros Aguiar, Portuguese citizen, married, business administrator, bearer of the identity card RNE nº V306976-2, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 227.442.248-63; Mário Adolfo Libert Westphalen, Brazilian citizen, married, engineer, bearer of the identity card RG nº 4.626.500 SSP/BA, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 364.929.225-49; Nilton Sergio Silveira Carvalho, Brazilian citizen, married, engineer, bearer of the identity card RG nº 8.559.290 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 801.611.898-49; Rafael Bello Noya, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 22.538.629 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 269.931.278-90; Ramón Sanchez Díez, Spanish citizen, married, economist, bearer of the identity card RNE nº V387945-Y, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 059.396.487-03; Reginaldo Antonio Ribeiro, Brazilian citizen, married, economist, bearer of the identity card RG nº 18.108.147-7 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 091.440.778-31; Roberto de Oliveira Campos Neto, Brazilian citizen, married, economist, bearer of the identity card RG nº 38.628.900-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 078.602.017-20; Robson de Souza Rezende, Brazilian citizen, divorced, statistician, bearer of the identity card RG nº 07131616-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 847.670.657-04; Ronaldo Wagner Rondinelli, Brazilian citizen, married, economist, bearer the identity card of RG nº 20.618.275-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 183.478.228-75; Sérgio Gonçalves, Brazilian citizen, married, economist, bearer of the identity card RG nº 8.535.870-8 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 007.641.538-46; Thomas Gregor Ilg, Brazilian citizen, married, engineer, bearer of the identity card RG nº 4.948.906-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 120.800.938-94; and Ulisses Gomes Guimarães, Brazilian citizen, married, mechanic engineer, bearer of the identity card RG nº 34.246.767-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 013.149.967-03; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP.

[Free English Translation]

The matter was discussed and approved by all the Directors.

The Officers just elected represent that they are not forbidden by law to perform the activities proper to their offices, according to the certificate filed at the Company´s headquarters, and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil.

[Free English Translation]

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, May 2nd, 2017.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 2, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer